EARLY WARNING REPORT

1.	Name and address of Offeror

The Rule Family Trust UAD 12/17/98
7770 El Camino Real
Carlsbad, CA 92009

2.	Name of Issuer

See attached schedule.

3.	Designation, number (or principal amount) and percentage of securities acquired (ownership of or control over) by Offeror

Not applicable.

4.	Designation, number (or principal amount) and percentage of securities in respect of which < /B> the Offeror has ownership of and control over immediately after the acquisition

See attached schedule.

5.	Designation, number (or principal amount) and percentage of securities over which the Offeror, together with any joint actors, has

(i) ownership of and control over:

See attached schedule.

(ii) ownership of but control over is held by other persons or companies other than the Offeror or any joint actors:

None.

(iii) exclusive or shared control over but does not have ownership of:

None.

6.	Name of the market in which the acquisition took place

Not applicable.

7.	Purpose of the Offeror and any joint actors in making the acquisition including < B> any intention to increase the beneficial ownership of or control over any of the Issuer’ s securities

Not applicable.

8.

General nature and material terms of any agreement, other than lending agreements, with respect to securities of the Issuer entered into by the Offeror (or any joint actor) and the Issuer or any other entity in connection with the acquisition, including agreements with respect to the acquisition, holding acquisition or voting of any of the securities

Not applicable.

9.	Names of all joint actors

Exploration Capital Partners 1998-B Limited Partnership, Exploration Capital Partners 2000 Limited Partnership, Exploration Capital Partners 2005 Limited Partnership, Exploration Capital Partners 2006 Limited Partnership, Exploration Capital Partners 2008 Limited Partnership and Exploration Capital Partners 2009 LimitedP artnership and Global Resource Investments Ltd.,each which was, but is no longer, controlled by the Offeror.

10.	If the acquisition did not take place on a stock exchange or other published market the nature and value of consideration paid by the Offeror

Not applicable.

11.	Description of any change in any material fact set out in a previous report

Pursuant to the Share Purchase Agreement executed on January 24, 2011, the Offer or transferred its control and direction over shares of various public companies to Sprott Inc. effective February 4, 2011 while retaining ownership over some shares as set out on the attached schedule.

DATED this 17st day of February, 2011

THE RULE FAMILY TRUST

Per:

Signature

Arthur Richards Rule
Name of Signatory

Co-Trustee
Position

Issuer & Exchange	Number of Shares Sold & Percentage of Outstanding		Number of Warrants Sold & Partially Diluted Percentage of Outstanding		Number of Shares Now Held & Percentage of Outstanding		Number of Warrants Now Held & Partially Diluted Percentage of Outstanding
Canadian Phoenix Resources Corp. TSX-V: CXP	11,334,445	19.39%	0	-	1,491,107	2.55%	0	-
Estrella Gold Corporation TSX-V: EST	1,418,800	8.86%	1,704,300	17.63%	0	-	0	-
Creston Moly Corp. TSX-V: CMS	28,226,000	9.87%	6,631,500	11.92%	0	-	0	-
Esperanza Resource Corp. TSX-V: EPZ	5,606,500	9.83%	400,000	10.46%	0	-	0	-
Eurasian Minerals Inc. TSX-V: EMX	4,961,135	13.50%	283,700	14.16%	107,600	0.29%	0	-
Golden Arrow Resources Corp. TSX-V: GRG	4,142,500	11.60%	0	-	0	-	0	-
Highbury Projects Inc. TSX-V: HPI	980,000	11.17%	0	-	0	-	0	-
Inca Pacific Resources Inc. TSX-V: IPR	8,794,000	15.53%	0	-	0	-	0	-
Kobex Minerals Inc. TSX-V & AMEX: KXM	8,208,393	17.85%	0	-	0	-	0	-
Papuan Precious Metals Corp. TSX-V: PAU	4,166,667	7.75%	4,872,897	15.42%	0	-	0	-
Spur Ventures Inc. TSX: SVU	10,893,000	18.18%	0	-	0	-	0	-
Strategic Metals Ltd. TSX-V: SMD	8,500,000	10.91%	0	-	0	-	0	-
Western Uranium Corporation TSX-V: WUC	6,000,000	10.02%	0	-	0	-	0	-